Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

INVESTMENT IN CHINA LIFE AGED-CARE

INDUSTRY INVESTMENT FUND

AND

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2020

A notice convening the Extraordinary General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 20 February 2020 at 10:00 a.m. is set out on pages 9 to 11 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are advised to read the notice of Extraordinary General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the Extraordinary General Meeting (i.e. no later than 10:00 a.m. on 19 February 2020) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Extraordinary General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Extraordinary General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Friday, 31 January 2020.

3 January 2020

TABLE OF CONTENTS

Page

DEFINITIONS	1

LETTER FROM THE BOARD	3

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2020	9

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CBIRC”	the China Banking and Insurance Regulatory Commission

“China Life Qiyuan”	國壽啓遠（北京）養老產業投資管理有限公司 (China Life Qiyuan (Beijing) Aged-care Industry Investment Management Co., Ltd.) (tentative name), a company to be established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLHI after its establishment

“CLEI”	國壽股權投資有限公司 (China Life Equity Investment Co., Ltd.), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“CLHI”	國壽健康產業投資有限公司 (China Life Healthcare Investment Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Director(s)”	director(s) of the Company

DEFINITIONS

“EGM” or “Extraordinary General Meeting”	the first extraordinary general meeting 2020 of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 20 February 2020 at 10:00 a.m.

“Fund”	國壽養老產業投資基金（有限合夥）(China Life Aged-care Industry Investment Fund (Limited Partnership)), a limited partnership to be established under the laws of the PRC

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Director(s)” or “Independent Non-executive Director(s)”	independent non-executive Director(s) of the Company

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	the lawful currency of the PRC

“SSE Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Transaction”	the Co-investment and the Management Service (as defined in the section headed “Letter from the Board – II. Investment in China Life Aged-care Industry Investment Fund” of this circular)

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Wang Bin	Xicheng District
Beijing 100033
Executive Directors:	PRC
Mr. Su Hengxuan, Mr. Li Mingguang
Place of Business in Hong Kong:
Non-executive Directors:	The Hong Kong Office
Mr. Yuan Changqing, Mr. Liu Huimin,	16/F, Tower A, China Life Centre
Mr. Yin Zhaojun, Mr. Wang Junhui	One Harbour Gate
18 Hung Luen Road
Independent Non-executive Directors:	Hung Hom, Kowloon
Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike,	Hong Kong
Mr. Tang Xin, Ms. Leung Oi-Sie Elsie

3 January 2020

To the shareholders

Dear Sir or Madam,

I.	INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the EGM to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 20 February 2020 at 10:00 a.m.

The purpose of this circular is to provide you with the notice of the EGM and the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolution at the EGM.

LETTER FROM THE BOARD

II.	INVESTMENT IN CHINA LIFE AGED-CARE INDUSTRY INVESTMENT FUND

The Company and China Life Qiyuan, a wholly-owned subsidiary to be established by CLHI, intend to make a joint investment for the establishment of the Fund. The Fund will focus on the investment in the aged-care industry, including industrial assets such as continuing care retirement communities, boutique apartments for the aged in urban core areas and community home care services, as well as the high-quality resources of the upstream and downstream businesses along the aged-care industry chain such as rehabilitation facilities, integrated medical and aged-care services, nursing services, and operation and management. The Fund will have a total size of RMB20 billion, including an initial capital amount of RMB10 billion. The term of the Fund will be as follows: an investment period of 5 years + an exit period of 5 years + an extended period of 5 years. The Company, as the sole limited partner of the Fund, will contribute no more than RMB10 billion; China Life Qiyuan, as the general partner of the Fund, will contribute no more than RMB10 million.

(A)	Determination of Connected Transactions

  The Company will be the limited partner of the Fund, CLEI will be the manager of the Fund, and China Life Qiyuan, a wholly-owned subsidiary to be established by CLHI, will be the general partner of the Fund. Each of CLEI and China Life Qiyuan is a connected person of the Company under the SSE Listing Rules, the Hong Kong Listing Rules and the regulations of the CBIRC.

(B)	Necessity, Fairness and Compliance of Connected Transactions

1.	Necessity and fairness of connected transactions

The Co-investment (as defined below) is a commercial arrangement under which the interests of the general partner and the limited partner are aligned. The arrangement where less investment is made by the general partner and more investment is made by the limited partner is in line with the common practice of the industry.

The rate of the management fee for the Management Service (as defined below) is determined by the parties through negotiation. The rate of the annual management fee will be as follows: the rate of 1% per year for the investment period of 5 years; the rate of 0.5% per year for the exit period of 5 years; the general partner may, at its sole discretion, decide to extend the term of the Fund by no more than 5 years based on the needs of operation of the Fund, with the rate of 0.5% per year for the extended period (the management fee will be payable to CLEI by the Fund). In determining the management fee rate, the parties have made reference to the prices of similar transactions in

LETTER FROM THE BOARD

the market, and the management fee rate is in line with the industry practices and the general business rules and within a reasonable range. The rates of the management fees of certain market-oriented private equity funds within and outside China are as follows:

Fund Name	Year of Establishment	Duration	Management Fee for the Investment Period	Management Fee for the Exit Period
Frees Fund	2017	5	2%	Decrease by 0.2 each year %
Co-Stone Capital (Industry Fund)	2018	7	1.7%	1%
IDG Renminbi Fund	2016	8	1.8%	1.5%
Blackstone Capital Partners VIII	2019	11	1.5%	1.5%
Apollo Investment Fund IX	2017	10	1.5%	1.25%
TPG Partners VIII	2018	10	1.5%	1.25%

The Transaction is fairly priced, complies with the market principles of openness, fairness and justice, and fully reflects the market situation. There is no transfer of benefits between the Company and connected persons.

2.	Compliance of connected transactions

The Transaction mainly involves two connected transactions: the connected transaction between the Company and China Life Qiyuan in relation to their co-investment in the Fund (hereinafter referred to as the “Co-investment”), and the connected transaction between the Company and CLEI in relation to the provision of management service to the Fund (hereinafter referred to as the “Management Service”). The amount of the connected transaction in relation to the Co-investment will be RMB10 billion, whereas the amount of the connected transaction in r elation to the Management Service (i.e. the total amount of management fee during the term of the Fund) will be no more than RMB1 billion1.

Under the Hong Kong Listing Rules, as one or more of the applicable percentage ratios in respect of the Co-investment are more than 0.1% but less than 5%, the Co-investment is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules. As all applicable percentage ratios in respect of the annual management fee of the

[1]

Theoretically, the cap amount of the management fee is calculated as follows: Rate × Year × Capital Contribution Amount = 1% × 5 years × RMB10 billion + 0.5% × 5 years × RMB10 billion + 0.5% × 5 years × RMB10 billion = RMB1 billion.

LETTER FROM THE BOARD

Management Service are less than 0.1%, the Management Service is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. The Company has published an announcement in respect of the Transaction on 19 December 2019 in accordance with the requirements of the Hong Kong Listing Rules.

Under the SSE Listing Rules, although the amount of the Transaction is lower than 5% of the absolute value of the latest audited net assets of the Company, the aggregated amount of the Transaction and other connected transactions between the Company and the same connected person for the past 12 consecutive months is more than RMB30 million and represents more than 5% of the absolute value of the latest audited net assets of the Company. Therefore, the Transaction shall be disclosed after being considered and approved by the Board of Directors and shall then be submitted to the shareholders’ general meeting for consideration in accordance with the requirements of the SSE Listing Rules.

Based on the above, the connected transaction approval process and information disclosure procedures of the Transaction are in compliance with the relevant PRC laws and regulations, as well as the requirements of the relevant securities exchanges and regulatory authorities.

(C)	Impacts on the Company

  The Fund will make investment in projects in the aged-care industry, significantly reflecting the Company’s commitment in fulfilling its social responsibilities, implementing a healthy China strategy and offering support to the development of the real economy. The Fund will focus on the investment in the industrial assets of the aged-care industry and the high-quality resources of the upstream and downstream businesses along the industry chain, which is in line with the national policies on key industries supported by the PRC government. Such investment also has the features of being less susceptible to economic fluctuations and offering balanced and stable returns, thus facilitating the improvement of asset allocation of the Company. In addition, the Transaction will be beneficial to the Company for its access to the resources of the aged-care industry and the provision of comprehensive aged-old services to its insurance customers, which will therefore foster the expansion of the Company’s major insurance business in great depth.

  The risks of the Transaction mainly include market risk, development risk, operating risk and return risk. CLEI has adopted measures to control the progress, costs and risks of the Transaction by various means such as the coordinated development between investment and liability, enhanced cooperation with external parties, improved project management and control, and promotion of standardized construction, with a view to optimizing its cash flow.

LETTER FROM THE BOARD

  The investment in the Fund by the Company falls within the normal business scope of the Company. The above daily connected transactions will be conducted at fair prices and in compliance with the market principles of openness, fairness and justice. It will not harm the interest of the Company, or have any adverse impact on the independence of the Company.

(D)	Matters to be Considered at the EGM

  The Transaction has been considered and approved at the twenty-first meeting of the sixth session of the Board of Directors, and is hereby submitted to the EGM for consideration in accordance with the SSE Listing Rules.

(E)	Abstention from Voting by Connected Shareholder

  In accordance with the relevant requirements of the SSE Listing Rules and the Articles of Association, CLIC, the connected shareholder, shall abstain from voting, and the number of shares represented by it will not be counted towards the total number of valid votes.

III.	THE EGM

The notice of EGM is set out on pages 9 to 11 of this circular. The proxy form and the reply slip of the EGM are enclosed.

If you intend to appoint a proxy to attend the EGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the EGM (i.e. no later than 10:00 a.m. on 19 February 2020) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting if you so wish.

If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Friday, 31 January 2020.

LETTER FROM THE BOARD

IV.	VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the EGM will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolution at the EGM.

V.	RECOMMENDATION

The Board considers that the resolution proposed for consideration and approval by the shareholders at the EGM is in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of the proposed resolution at the EGM.

Yours faithfully,

Wang Bin

Chairman

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2020

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2020

NOTICE IS HEREBY GIVEN that the First Extraordinary General Meeting 2020 of China Life Insurance Company Limited (the “Company”) will be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 20 February 2020 at 10:00 a.m. (the “EGM”), for the following purpose:

ORDINARY RESOLUTION

1.	To consider and approve the investment by the Company in China Life Aged-care Industry Investment Fund.

By Order of the Board

Heng Victor Ja Wei

Company Secretary

3 January 2020

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2020

Notes:

1.	ELIGIBILITY FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining the entitlement of holders of H Shares to attend the Extraordinary General Meeting from Tuesday, 21 January 2020 to Thursday, 20 February 2020 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Extraordinary General Meeting, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 20 January 2020.

The Company will announce separately on the Shanghai Stock Exchange details of eligibility of holders of A Shares for attending the Extraordinary General Meeting.

2.	PROXY

(1)

Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)

The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the Extraordinary General Meeting (i.e. no later than 10:00 a.m. on 19 February 2020) (the proxy form for use at the Extraordinary General Meeting is attached herewith).

3.	REGISTRATION PROCEDURES FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING

(1)

A shareholder or his proxy should produce proof of identity when attending the Extraordinary General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)

Shareholders of the Company intending to attend the Extraordinary General Meeting in person or by their proxies should return the reply slip for attending the Extraordinary General Meeting in person, by post or by fax to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Friday, 31 January 2020.

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2020

4.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Extraordinary General Meeting will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolution at the Extraordinary General Meeting.

5.	MISCELLANEOUS

(1)	The Extraordinary General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Office
Telephone No.	:	86 (10) 6363 1248
Facsimile No.	:	86 (10) 6657 5112